One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com
STEPHANIE CAPISTRON
stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

February 4, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)
Post-Effective Amendment No. 3
(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 3 to the Registrant’s registration statement on Form N-1A. PEA No. 3 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor All-Weather Inflation Focus ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 3.

COMMENT 1:	(Prospectus and SAI)

Please include on the registration cover page the approximate date of proposed public offering, title of securities being registered and date of effectiveness.

Response:	The Registrant has added the disclosure.

COMMENT 2:	(Prospectus and SAI)

Please update the EDGAR series and class information with the Fund’s ticker symbol.

February 4, 2022 Page 2

Response:	The Registrant has updated EDGAR accordingly.

COMMENT 3:	(Prospectus and SAI)

Please provide the Staff with a copy of the Index methodology and a sample list of holdings.

Response:	The Registrant represents that the requested information has been provided under separate cover.

COMMENT 4:	(Prospectus – Fund Summary – Fees and Expense of the Fund)

Please provide the Staff with a completed fee table and expense example prior to the effective date of the registration statement.

Response:	The “Annual Fund Operating Expenses” and “Expense Example” tables for the Fund have been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The Registrant has attached an excerpt from the prospectus showing these changes.

COMMENT 5:	(Prospectus and SAI)

We have significant concerns with the quality of the strategy disclosure, the characterization of the strategy as an index, and the role played by the subadviser/index provider. Our concerns are discussed in greater detail below. Please note our expectation that you will work with the Staff to address these concerns and BXT the filing as necessary.

Response:	The Registrant acknowledges this statement.

COMMENT 6:	(Prospectus and SAI)

As written, the strategy and risk disclosure are difficult for retail investors to understand. They do not adequately inform investors of the types of investment exposures provided by the Fund, why or how the exposures will change over time, or the overall thesis behind the Index. Please revise to describe the Index and the strategy for tracking the Index in clear, concise, and understandable language. Please provide the Staff with revised disclosure in the response letter.

February 4, 2022 Page 3

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 7:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states “[t]he Fund pursues its investment objective by investing [directly or indirectly] in excess return swaps…”. Please explain what an excess return swap is as you do on page 6. Please also confirm the accuracy of the statement, including (i) whether swaps are included in or track the Index; (ii) who the counterparties to the swaps are; and (iii) how the Subadviser assesses the liquidity of the swaps.

Response:	The Registrant has revised the disclosure as reflected in the attachment. With respect to the liquidity of the swaps, the Registrant notes that the swaps can be terminated at any time.

COMMENT 8:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please inform the Staff when the Index was developed and whether the Subadviser has any other agreements with third parties to use the Index for investment purposes or otherwise.

Response:	The Index was developed in 2021. Currently, the Subadviser does not have any other agreements with third parties to use the index.

COMMENT 9:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain in plain English what it means for the Index to be “calculated on a total return basis, which combines the returns of the futures contracts with the returns on cash collateral invested in 13-week U.S. Treasury Bills.”

Response:	The Registrant has revised the disclosure as reflected in the attachment.

February 4, 2022 Page 4

COMMENT 10:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please inform the Staff in the response letter what UK-listed commodity futures the Fund will invest in, the material terms and features of such futures, and any significant differences in terms, features, or regulations compared with US-listed commodity futures.

Response:	The Fund will invest in UK-listed futures through foreign boards of trade (London Metal Exchange and ICE Europe), both of which are registered with the Commodity Futures Trading Commission (“CFTC”). Given that the Fund is expected to achieve its exposure through swaps, rather than through investment in the futures included in the index, any differences between those futures and US-listed commodity futures are not expected to be significant from a Fund strategy perspective.

COMMENT 11:	(Prospectus – Fund Summary – Principal Investment Strategy)

Given that the Index contains commodity futures traded on an exchange in the UK, please confirm whether “foreign investing” and “investing in the UK” should be added as principal strategies of the Fund in Item 4 and include accompanying risk disclosure.

Response:	The Registrant notes that although the Fund will have significant exposure to futures traded in the UK, the Registrant believes that such exposure is subject to risks generally associated with investing in commodities, rather than risks associated with investing in foreign issuers. The Registrant has added the following to “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

“Certain of the futures contracts in which the Fund may invest trade on non-U.S. exchanges that impose different requirements than U.S. exchanges. These futures contracts may be subject to additional risks, including greater price volatility, temporary price aberrations and the potential imposition of limits that constrain appreciation or cause depreciation of the prices of such futures contracts, as well as different and longer settlement periods.”

February 4, 2022 Page 5

COMMENT 12:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states: “Under normal market conditions, the Index contains at least 15 of 24 of the most liquid commodity futures traded on exchanges in the United States and United Kingdom, selected based on the economic significance of the underlying commodities to the real economy, as well as liquidity criteria, within a diversification and risk management framework, as determined by Quantix.” Please clarify in plain English what is meant by “selected based on the economic significance of the underlying commodities to the real economy, as well as liquidity criteria, within a diversification and risk management framework.”

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 13:	(Prospectus – Fund Summary – Principal Investment Strategy)

Explain how the Index is rules-based consistent with the common understanding of an index.

Response:	As reflected in the Index methodology document submitted to the Staff, the Index is constructed in accordance with a quantitative, rules-based methodology that involves five steps. The five steps involve the application of various formulas and rules to determine Index weights without the application of subjective judgment. The process is outlined in the “Fund Summary – Principal Investment Strategy” and “Additional Information about the Fund’s Investments – Indexing and Index Description” sections of the Prospectus, which are included in the attachment.

COMMENT 14:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please disclose the commodities that shareholders of the Fund will have exposure to and circumstances under which such exposures will change. In this respect, the revised disclosure should explain how concepts such as “economic significance” and “risk management framework” factor into index construction.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

February 4, 2022 Page 6

COMMENT 15:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain in greater detail and in plain English how Quantix “factors the sensitivity of each commodity to inflation and the roll yield return of the futures contracts for each commodity into the composition of the Index.” In this regard, although you define “backwardation,” “positive carry,” “contango” and “negative carry,” you do not explain how Quantix uses them to select securities.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 16:	(Prospectus – Fund Summary – Principal Investment Strategy)

In the “Summary—Principal Investment Strategy” section, please clarify what is meant by “other commodity-linked derivatives.”

Response:	The Registrant has removed the disclosure.

COMMENT 17:	(Prospectus – Fund Summary – Principal Risks)

In the “Summary—Principal Risks” section under “Excess Return Swaps Risk,” please define what is “excess” about an excess return swap. In addition, please clarify whether the Fund be a purchaser or seller of such swaps and how costs will be reflected, including in the fee table.

Response:	The Registrant has revised its strategy disclosure to include additional detail about excess return swaps, as reflected in the attachment. The costs associated with swaps will be transaction costs and not reflected in the fee table. However, the Registrant has added the following to “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

The Fund will incur certain costs as a result of its use of derivatives.

COMMENT 18:	(Prospectus – Fund Summary – Principal Risks)

If the swaps in which the Fund invests are leveraged, please ensure the disclosure addresses the risk associated with using leverage.

February 4, 2022 Page 7

Response:	The Registrant notes that the following disclosure appears in “Commodity-Linked Derivatives Risk” under “Fund Summary – Principal Risks”:

“The Fund’s use of commodity-linked derivatives may also have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had.”

COMMENT 19:	(Prospectus – Fund Summary – Principal Risks)

Please supplementally explain to what degree the Fund’s portfolio will be leveraged and how the Adviser has considered its ability to track the Index while simultaneously complying with the derivatives rule and liquidity rule.

Response:	The Registrant notes that while the use of commodity-linked derivatives is expected to have a leveraging effect, the Fund is not expected to have notional exposures in excess of 100 percent of the Fund’s assets. From a liquidity perspective, the swaps the Fund will use to obtain exposure can be terminated at any time. The Fund plans to begin to comply with Rule 18f-4 on or around the required compliance date of August 19, 2022. Until then, the Fund will comply with the SEC and Staff guidance with respect to its investments in swap agreements and futures contracts. The Adviser is currently developing the Registrant’s derivatives risk management program that will apply to the Fund.

COMMENT 20:	(Prospectus – Fund Summary – Principal Risks)

The “Summary—Principal Risks” section includes “Investment in Other Investment Companies Risk.” Please include corresponding strategy disclosure related to investments in other investment companies.

Response:	The Registrant notes that the following appears in the “Fund Summary – Principal Investment Strategy” section:

“The Fund also holds U.S. Treasury securities and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation …” (emphasis added).

February 4, 2022 Page 8

COMMENT 21:	(Prospectus – Fund Summary – Portfolio Management)

In the “Summary—Portfolio Management” section, please add the month each portfolio manager began managing the Fund.

Response:	The Registrant has updated the disclosure.

COMMENT 22:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, please clarify what is meant by “economic significance, stronger ties to inflation and a reasonable cost to hold.”

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 23:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please explain in plain English what “open interest and volume measures” are.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 24:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the first bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, please clarify what is meant by “the economic significance of each commodity,” as well as how it is calculated and over what time period. Please also clarify what is meant by the “real economy.”

Response:	The Registrant has revised the disclosure as reflected in the attachment.

February 4, 2022 Page 9

COMMENT 25:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please explain in the response letter why you believe the Quantix Inflation Index is an index and not a strategy by the Subadviser to construct a portfolio for the Fund.

Response:	As reflected in the Index methodology document submitted to the Staff, the Index is constructed in accordance with a quantitative, rules-based methodology. Solactive AG serves as calculation agent for the Index, which is published as an index (ticker: QIITR on Bloomberg). As such, the Index is an index rather than a strategy.

COMMENT 26:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The fifth bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section references investments in gold. Please confirm the Fund will have an exposure to gold. If so, please add strategy and risk disclosure.

Response:	The Registrant has revised the disclosure as reflected in the attachment to list gold as one of the commodities in which the Fund will invest. The Registrant has also added the following disclosure under “Summary—Principal Risks”:

Precious Metals Investment Risk: Prices of precious metals, including gold and silver, and of precious metal-related financial instruments historically have been very volatile and may fluctuate sharply over short periods of time. The high volatility of precious metals prices may adversely affect the prices of financial instruments that derive their value from the price of underlying precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.

COMMENT 27:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the fifth bullet point under “The Quantix Inflation Index” in the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, it is unclear what is meant by “in … a scarcity regime, the weight of Gold is determined using the standard process above.” Please clarify what is meant by the “standard process.”

February 4, 2022 Page 10

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 28:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please clarify how the Index is rules-based, given disclosure that Quantix “may carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion subject to its internal guidelines.”

Response:	As described elsewhere in this response letter, the Index is constructed in accordance with a rules-based methodology. Nonetheless, Quantix reserves the right to carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion subject to its internal guidelines. The Registrant notes that this is consistent with other index providers, which retain such discretion to respond to extraordinary circumstances.

COMMENT 29:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please file the sub-license agreement as an exhibit to the registration statement.

Response:	The Registrant will file the sub-license agreement with the registration statement.

COMMENT 30:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

Please supplementally explain whether there are any conditions on the Fund’s ability to use the Index pursuant to the sublicense agreement (and if so what they are).

Response:	The sublicense agreement is designed to ensure that the rights granted by Quantix to the Adviser under the license agreement are extended to the Fund

February 4, 2022 Page 11

to the extent necessary and appropriate for the Fund to be able to utilize the Index in the pursuit of its investment objective. The sublicense agreement contains certain provisions regarding compliance with quality control standards set by the Adviser or Index Provider and with any applicable provisions of the license agreement between the Adviser and Index Provider.

COMMENT 31:	(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

In the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, we note your statement that “Quantix has no obligation to take the needs of the Adviser or the owners of Shares of the Fund into consideration in determining or composing the Index.” Quantix serves as subadviser to the Fund and has obligations as a result. Please reconcile or otherwise explain this disclosure.

Response:	In its role as index provider, Quantix has no obligation to take the needs of the Adviser or the owners of Fund shares into account. Instead, as discussed elsewhere, the Index is constructed in accordance with a rules-based methodology. In its role as Subadviser, Quantix fulfills its duties to the Fund by seeking to match the performance of the Index. Accordingly, we do not believe that this disclosure is inconsistent with the Subadviser’s obligations as such.

COMMENT 32:	(Prospectus and SAI)

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

Response:	The Registrant has added the following disclosure:

The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

February 4, 2022 Page 12

COMMENT 33:	(Prospectus and SAI)

Disclose that the investment adviser and subadviser to the subsidiary comply with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) and confirm that the subsidiary’s investment advisory and subadvisory agreements are or will be filed as exhibits to the registration statement.

Response:	The Investment Advisory Agreement between the Subsidiary and the Adviser and the Subadvisory Agreement among the Subsidiary, the Adviser and the Subadviser (collectively, the “Subsidiary Advisory Agreements”) are not intended to and do not comply with Section 15 of the 1940 Act. The Subsidiary is not registered under the 1940 Act and therefore is not subject to the provisions of the 1940 Act. Accordingly, the Registrant respectfully declines to disclose that the Subsidiary Advisory Agreements comply with Section 15. Nonetheless, the Subsidiary Advisory Agreements bear several similarities to an investment advisory agreement between an investment adviser and a registered investment company that complies with Section 15.

The Subsidiary Advisory Agreements: (i) are written contracts; (ii) precisely describe all compensation to be paid thereunder; (iii) provide, in substance, that each may be terminated at any time by either the Adviser, Subadviser or the Subsidiary (as applicable) on thirty or sixty days’ written notice from the terminating party (as specified in the contract); and (iv) provide that each is not assignable by either party without the prior consent of the other.

The Subsidiary Advisory Agreements differ from an investment advisory agreement that complies with Section 15 in that: (i) each is not approved by the vote of a majority of the outstanding voting securities of the Subsidiary; (ii) each agreement’s continuance is not subject to annual approval by the board of directors of the Subsidiary or by a vote of a majority of the outstanding voting securities of the Subsidiary; and (iii) each is not required to be approved at an in person at a meeting called for the purpose of voting on such approval.

In addition to the fact that the Subsidiary Advisory Agreements are similar to an advisory agreement that complies with Section 15, we believe the relationship between the Adviser, Subadviser, Fund and Subsidiary gives rise to added protections that ensure that the Fund is not inadvertently harmed by

February 4, 2022 Page 13

potential conflicts of interest that may arise. Foremost, the Subsidiary is wholly owned by the Fund and the Subsidiary’s interests cannot be held by any other person or fund. Thus, the Subsidiary would not exist but for the Fund’s investment in the Subsidiary. As a result, the Fund effectively controls the Subsidiary. In addition, the Fund’s Board of Trustees is responsible for overseeing the Fund’s investment in the Subsidiary. Also, the Subsidiary and the Fund are each advised by the Adviser and Subadviser, which is beneficial for two primary reasons. First, it ensures that the Fund’s, the Adviser’s and the Subadviser’s interests are aligned because the Adviser and Subadviser are accountable for the performance of the Fund and the Subsidiary. In other words, the Fund’s performance is dependent, in part, on the performance of the Subsidiary and the Adviser’s and Subadviser’s asset-based compensation is dependent on the performance of both the Fund and the Subsidiary. Second, during the annual review of the Fund’s advisory agreement with the Adviser and subadvisory agreement with the Subadviser, the Fund’s Board of Trustees evaluates the Adviser and Subadviser and, on a consolidated basis, the services provided to the Fund and the Subsidiary consistent with the requirements of Section 15 and the Board’s fiduciary duties in its capacity as investment adviser to the Fund.

Given that the Registrant is not a party to the Subsidiary Advisory Agreements, the Registrant does not intend to file the agreements as exhibits to the registration statement.

COMMENT 34:	(Prospectus and SAI)

Disclose that the subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the subsidiary.

Response:	The Registrant confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). However, because the Subsidiary is not registered under the 1940 Act and, therefore, is not subject to the provisions of the 1940 Act, the Registrant respectfully declines to include the requested disclosure in the Funds’ Prospectus. The custodian for the Subsidiary is State Street Bank and Trust Company.

February 4, 2022 Page 14

COMMENT 35:	(Prospectus and SAI)

If you have not done so already, disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. In this regard, we note your statement that the subsidiary has adopted “substantially” the same investment policies and restrictions of the Fund.

Response:	The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” disclosure, among other risk factors.

COMMENT 36:	(Prospectus and SAI)

Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response:	The Registrant confirms the financial statements of the Subsidiary will be consolidated with those of the Fund.

COMMENT 37:	(Prospectus and SAI)

Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:	Confirmed.

February 4, 2022 Page 15

COMMENT 38:	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

The “Investment Restrictions—Fundamental Investment Restrictions” section on page 15 states: “To conform to the current view of the SEC that only domestic bank instruments may be excluded from industry concentration limitations, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect.” The Staff notes that this is not the SEC’s position. Please revise the disclosure.

Response:	The Registrant has updated the disclosure to delete this statement.

COMMENT 39:	(SAI – Creations and Redemptions – Acceptance of Creation Orders)

Please delete the term “absolute” and sections (iii) and (iv) of the following disclosure: “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, for example if ... (iii) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund … (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund….” In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response:	The Registrant has revised the disclosure as follows:

The Fund and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund~~, for example~~ if, including but not limited to, the following

February 4, 2022 Page 16

conditions are present: (i) the order is not in proper form in accordance with the procedures set forth in the Participant Agreement; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such Fund; (iii) ~~acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (iv)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund;~~ or ~~(vi)~~ (iv) in the event that circumstances outside the control of the Fund, the Transfer Agent, the Distributor or the Adviser make it for all practical purposes impossible to process creation orders.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Dechert LLP

~~The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

Prospectus

Harbor ETF Trust

~~[XX~~February~~]~~ 8, ~~2021~~2022

Fund	Exchange	Ticker
Harbor All-Weather Inflation Focus ETF	NYSE Arca, Inc.	HGER

The Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) have not approved the Fund’s shares as an investment or determined whether this Prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

Table of Contents

Fund Summary
Harbor All-Weather Inflation Focus ETF	1
Additional Information about the Fund’s Investments
~~5~~
Investment Objective	6
~~5~~
Indexing and Index Description	6
~~6~~
Principal Investments	7
~~7~~
Investments in the Wholly Owned Subsidiary	8
~~7~~
Non-Principal Investments	9
~~7~~
Exchange-Traded Fund Structure	9
~~8~~
PortfolioTurnover	9
~~8~~
Portfolio Holdings Disclosure Policy	9
The Adviser
~~9~~
Harbor Capital Advisors, Inc	10
~~10~~
Portfolio Management	11
The Subadviser
~~11~~
The Subadviser	12

Shareholder Information
~~12~~
Valuing Fund Shares	13
~~13~~
Buying and Selling Shares	14
~~13~~
Distribution and Service (12b-1) Fees	14
~~13~~
Book Entry	14
~~13~~
Frequent Purchases and Redemptions of Shares	14
~~13~~
Investments by Registered Investment Companies	14
Note to Authorized Participants Regarding Continuous Offering	13
14
Shareholder and Account Policies
~~15~~
Dividends, Distributions and Taxes	16
Taxes on Creations and Redemptions of Creation Units	16
17
~~16~~
Cost Basis	17
For More Information
~~17~~
Fund Details	18

No financial highlights exist for Harbor All-Weather Inflation Focus ETF, which had not commenced operations as of the date of this Prospectus.

Investment Objective

The Fund seeks to provide investment results that correspond, before fees and expenses, to the performance of the Quantix Inflation Index (the “Index”).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	~~[XX~~0.68] %~~%~~
Distribution and Service (12b-1) Fees	~~[XX~~0.00] %~~%~~
Other Expenses[1,2]	~~[XX~~0.00] %~~%~~
Total Annual Fund Operating Expenses	~~[XX~~0.68] %~~%~~

[1]

Pursuant to the Investment Advisory Agreement, the Adviser pays all of the operating expenses of the Fund (inclusive of any expenses of a wholly owned subsidiary of the Fund), except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

[2]	“Other Expenses” are estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One	Three
Year	Years
$~~[XX~~	$ ~~[XX~~
69~~]~~	218	]

PortfolioTurnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other financial instruments (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares of the Fund are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Expense Example, do affect the Fund’s performance. The Fund had not commenced operations as of the date of this Prospectus and no portfolio turnover rate existed at the time of this publication.

Principal Investment Strategy

The Fund seeks to ~~track the performance of the~~provide investment results that correspond, ~~Index~~ before fees and expenses~~., The Fund pursues its investment objective by investing [directly or indirectly] in excess return swaps or other derivatives designed to track the~~to the performance of the Index, which ~~is~~was developed by Quantix Commodities LP (“Quantix” or the “Subadviser”), the Fund’s subadviser. The ~~Fund also holds U~~Index is composed of~~.S. Treasury securities~~futures contracts on physical commodities and~~/or money market funds~~ is constructed using Quantix’s proprietary quantitative methodology, which ~~may be used as collateral for the Fund~~considers a commodity’s ~~derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of excess return swaps~~relative inflation sensitivity and the relative cost of holding ~~, thereby providing~~ a “~~total return~~rolling” ~~investment~~futures position in the ~~Index~~commodity~~. The Index is calculated on a total return basis~~,( ~~which combines the returns of the futures contracts with the returns on cash collateral invested in 13-week U.S. Treasury Bills. The Fund is classified as non~~as described~~-diversified, which~~ below)~~means the Fund may invest in the securities of a smaller number of issuers than a diversified fund~~.

Under normal market conditions, the Index contains at least 15 U.S. dollar-denominated commodity futures traded on exchanges in the United States and United Kingdom. A commodity futures contract is a legal agreement to buy or sell a particular commodity (for example, metals, oil or agricultural products) at a predetermined price at a specified time in the future. As of the date of this Prospectus, the following commodity futures are considered for inclusion in the Index: WTI crude oil, Brent crude oil, heating oil, gasoil, RBOB gasoline, natural gas, corn, wheat, KC wheat, soybeans, soymeal, soybean oil, cocoa, cotton, coffee, sugar, live cattle, lean hogs, copper, aluminum, nickel, zinc, gold and silver.

Commodity futures in the eligible universe are selected for the Index and weighted based on Quantix’s quantitative methodology, which involves five steps:

Step 1: Quantix calculates the economic significance of each eligible commodity futures contract (i.e., the weight of each such commodity futures contract relative to the size of the eligible universe).

~~Under normal~~Step 2: ~~market conditions, the Index contains at least 15 of 24 of the most liquid commodity futures traded on exchanges in the United States and United Kingdom, selected based on the economic significance of the underlying commodities to the real economy, as well as liquidity criteria, within a diversification and risk management framework, as determined by~~ Quantix~~. Quantix also~~calculates a “~~factors the~~quality score” ~~sensitivity of each commodity to inflation and the roll yield return of the futures contracts for each commodity into the composition of the Index~~for each eligible commodity. ~~A commodity~~ futures contract ~~is a~~based on (~~legal~~i) ~~agreement to buy or sell a particular commodity~~the sensitivity of the futures contract to inflation ~~(for~~and (~~example~~ii,) ~~metals~~the, ~~oil or agricultural products~~cost of holding ~~) at a predetermined price at a specified time in the future~~a rolling futures position in the contract. “Rolling” ~~Roll yield is the return~~means selling , ~~positive or negative, generated by closing a position in an expiring futures contract and establishing an equivalent position in a replacement futures contract on the same commodity further in the future~~a futures contract as it nears its expiration date and replacing it with a new futures contract that has a later expiration date. If the price for the new futures contract is ~~less~~lower than the price of the expiring contract, then the market for the commodity is said to be in “backwardation.” In these markets,

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Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

roll returns are positive, ~~which is referred to as “positive carry.”~~ The term “contango” is used to describe a market in which the price for a new futures contract is ~~more~~higher than the price of the expiring contract. In these markets, roll returns are negative~~, which is referred to as “negative carry.” Under normal circumstances, the Index is reconstituted quarterly.~~The ~~Index has been licensed to the Adviser by Quantix and is calculated~~quality score is negative for commodity futures contracts that have a relatively~~, published~~ lower inflation sensitivity and/~~and distributed by~~or roll return and positive for ~~[Solactive AG~~ commodity futures contracts that have a relatively higher inflation sensitivity and~~(~~/~~“Solactive~~or~~” )~~roll~~]~~ return.

Step 3: The weights of eligible commodity futures contracts determined based on their economic significance are then adjusted based on their quality scores. A relatively low quality score results in a weight lower than the economic significance weight and a relatively high quality score results in a weight higher than the economic significance weight.

Step 4: Quantix applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index.

Step 5: Quantix utilizes its proprietary “Scarcity Debasement Indicator” (“SDI”) to determine whether the weight of gold-linked futures contracts should be adjusted based on the market environment. If the SDI signals an environment where inflation is more likely a result of a general shortage of commodities relative to demand, the weight of gold-linked futures contracts is as determined by steps 1 through 4. If the SDI signals an environment where inflation is more likely a result of currency debasement (i.e., a weakening currency), the weight of gold-linked futures contracts is increased in accordance with the strength of the indicator.

The Index is calculated on a “total return” basis, meaning that the returns of the futures contracts included in the Index are combined with the returns on cash collateral invested in 13-week U.S. Treasury Bills. Under normal circumstances, the Index is reconstituted quarterly. The Index has been licensed to the Adviser by Quantix and is calculated, published and distributed by Solactive AG (“Solactive”).

The Fund seeks to achieve its investment objective primarily by investing, through its Subsidiary (as defined below), in one or more excess return swaps on the Index. Excess return swaps are derivative contracts between two parties who exchange the return from a financial asset between them. The Fund will make payments to a swap dealer counterparty based on a set rate in exchange for payments based on the returns of the futures contracts comprising the Index. If the returns on those securities are positive, the counterparty will pay the Fund; in the event that the returns are negative, the Fund will make payments to the counterparty. The swaps may be terminated by the Subadviser at any time. The Fund also holds U.S. Treasury securities and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives (thereby providing a “total return” investment in the underlying commodity futures contracts).

The Fund may invest in commodity futures contracts ~~or other commodity-linked derivatives~~ if it at any time it is impractical or inefficient to gain full or partial exposure to a commodity through the use of excess return swaps, including on a different commodity (including commodities not included in the Index) that the Subadviser believes will help the Fund achieve its investment objective. ~~To the extent that a significant portion of the Index~~

~~consists of a particular sector or commodity, the Fund may have significant exposure to that sector or commodity.[As of the date of this Prospectus, a significant portion of the Index consists of, and therefore the Fund has significant exposure to, the [] sectors.]~~

To the extent that a significant portion of the Index consists of a particular sector or commodity, the Fund may have significant exposure to that sector or commodity. As of the date of this Prospectus, a significant portion of the Index consists of, and therefore the Fund has significant exposure to, the petroleum and precious metals sectors.

The Fund will invest up to 25% of its total assets, as determined at the end of each fiscal quarter, in a wholly owned and controlled subsidiary (the “Subsidiary”) organized under the laws of the Cayman Islands. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity returns within the limits of the federal tax laws, which limit the ability of investment companies such as the Fund to invest directly in such instruments. The Subsidiary has the same investment objective and will follow the same general investment policies and restrictions as the Fund. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivative instruments. Except as noted, references to the Fund’s investment strategies and risks include those of its Subsidiary. The Subsidiary is advised by Harbor Capital Advisors, Inc. (“Harbor Capital” or the “Adviser”) and subadvised by the Subadviser.

The Fund is classified as non-diversified, which means the Fund may invest in the securities of a smaller number of issuers than a diversified fund.

Principal Risks

Investors considering an investment in the Fund should be prepared to accept significant volatility in the Fund’s performance, particularly over shorter time periods. The Fund is not intended to serve as a core holding in an investor’s portfolio but instead should represent only a small portion of an investor’s overall diversified portfolio. Investors considering an investment in this Fund should be sure they carefully read and understand the investment strategies employed and the heightened risks associated with those strategies.

There is no guarantee that the investment objective of the Fund will be achieved. ~~Stocks fluctuate in~~Commodities and commodity-~~price and~~ linked derivative instruments can be significantly more volatile than other securities, such as stocks or bonds. Similarly, the Index can be significantly more volatile than broad market equity and fixed income indices. The value of your investment in the Fund may go down~~.~~,~~This~~ which means that you could lose money on your investment in the Fund or the Fund may not perform as well as other ~~investment option~~spossible investments. Principal risks impacting the Fund (in alphabetical order after the first eight ~~risks)~~include:

Commodity Risk: The Fund has exposure to commodities through its and/or the Subsidiary’s investments in commodity-linked derivative instruments. Commodity prices are generally affected by, among other factors, the cost of producing, transporting and storing commodities, changes in consumer or commercial demand for commodities, the hedging and trading strategies of producers and consumers of commodities, speculative trading in commodities by commodity pools and other market participants, disruptions in commodity supply, weather, political and other global events, global economic factors and government intervention in or regulation of the commodity or commodity futures markets. The Fund may concentrate its assets in a particular sector of the commodities market (such as oil, metal or agricultural products).

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Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

As a result, the Fund may be more susceptible to risks associated with those sectors.

Excess Return Swaps Risk: ~~In an excess return swap transaction, one party agrees to pay the other party an amount equal to the excess return on a defined underlying asset or a non-asset reference during a specified period of time. In return, the other party would make periodic payments based on a fixed or variable interest rate or on the return from a different underlying asset or non-asset reference.~~Excess return swaps could result in losses if the underlying asset or reference does not perform as anticipated. Excess return swaps can have the potential for unlimited losses. They are also subject to counterparty risk. If the counterparty fails to meet its obligations, the Fund may lose money.

Index Construction Risk: Quantix selects a limited number of commodity futures contracts for the Index based on its proprietary methodology. The theories upon which Quantix bases the Index and/or the methodology used in constructing the Index may be inaccurate. The Fund may outperform or underperform other funds that invest in similar asset classes but employ different investment styles. Quantix’s assessment of a commodity and/or futures contract may differ from that of another investor or investment manager. Errors in the construction or calculation of the Index may occur from time to time and any such errors may not be immediately identified and corrected by Quantix or ~~[~~Solactive~~]~~, respectively, which may have an adverse impact on the Fund and its shareholders. There is no guarantee that the construction methodology will accurately provide the intended exposure.

Sector Risk: To the extent that the Fund has significant exposure to a particular sector or commodity, the Fund will be subject to the risk that economic, political or other conditions that have a negative effect on that sector or commodity will negatively impact the Fund to a greater extent than if the Fund’s assets were invested in a wider variety of sectors or commodities.

Index Tracking Risk: The Fund is not expected to track the performance of the Index at all times with perfect accuracy. The Fund’s return may not track the performance of the Index for a number of reasons. For example, tracking error may occur because of differences between the securities and other financial instruments held in the Fund’s portfolio and those included in the Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s NAV), transaction costs incurred by the Fund, or the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest. Any transaction costs and market exposure arising from rebalancing the Fund’s portfolio to reflect changes in the composition of the Index will be borne directly by the Fund and its shareholders. The Fund may not be able to invest in certain securities due to legal restrictions, potential adverse tax consequences or other regulatory reasons. The risk that the Fund may not track the performance of the Index may be magnified during times of heightened market volatility or other unusual market conditions. Index ETFs that track indices with significant weight in futures contracts issuers may experience higher index tracking risk than other ETFs that do not track such indices.

Index Strategy Risk: The Fund is managed to seek to track, before fees and expenses, the performance of the Index. As a result, the Adviser will not use techniques or defensive strategies designed to lessen the effects of market volatility or to reduce the impact of periods of market decline. Thus, based on market and economic conditions, the Fund’s performance could be lower than funds that actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline or a decline in the value of one or more securities or other financial instruments.

Authorized Participant Concentration/Trading Risk: Only authorized participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs and such APs have no obligation to submit creation or redemption orders. Consequently, there is no assurance that APs will establish or maintain an active trading market for the ~~Shares~~shares. This risk may be heightened to the extent that securities or other financial instruments held by the Fund are traded outside a collateralized settlement system. In that case, APs may be required to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), which only a limited number of APs may be able to do. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units (as defined below), this may result in a significantly diminished trading market for ~~Shares~~shares, and ~~Shares~~shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and to face trading halts and/or delisting. This risk may be heightened during periods of volatility or market disruptions.

Premium/Discount Risk: The market price of the Fund’s shares will generally fluctuate in accordance with changes in the Fund’s net asset value as well as the relative supply of and demand for shares on the Exchange. The Adviser cannot predict whether shares will trade below, at or above their net asset value because the shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. This may result in the Fund’s shares trading significantly above (premium) or below (discount) the Fund’s net asset value, which will be reflected in the intraday bid/ask spreads and/or the closing price of shares as compared to net asst value. However, given that shares can only be purchased and redeemed in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Adviser believes that large discounts or premiums to the net asset value of shares should not be sustained. During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.

Cash Transactions Risk: The Fund will effect some or all of its creations and redemptions for cash rather than in-kind. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects all of its creations and redemptions in-kind. Because the Fund may effect redemptions for cash, it may be required to sell portfolio securities or other financial instruments in order to obtain the cash needed to distribute redemption proceeds. A sale of portfolio securities or other financial instruments may result in capital gains or losses and may also result in higher brokerage costs.

Commodity-Linked Derivatives Risk: The Fund’s investments in commodity-linked derivative instruments (either directly or through the Subsidiary) and the tracking of an Index comprised of commodity futures may subject the Fund to significantly greater volatility than investments in traditional securities. The value of

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Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

commodity-linked derivative instruments may be affected by prevailing spot prices for the underlying commodity, supply and demand, market activity, liquidity, economic, financial, political regulatory, geographical, biological or judicial events, and the general interest rate environment. Commodity-linked derivatives are subject to the risk that the counterparty to the transaction, the exchange or trading facility on which they trade, or the applicable clearing house may default or otherwise fail to perform. If all or a significant portion of the futures contracts reflected in the Index were to reach a negative price, you could lose your entire investment. Each trading facility on which the derivatives are traded has the right to suspend or limit trading in the instruments that it lists. Certain of the futures contracts in which the Fund may invest trade on non-U.S. exchanges that impose different requirements than U.S. exchanges. These futures contracts may be subject to additional risks, including greater price volatility, temporary price aberrations and the potential imposition of limits that constrain appreciation or cause depreciation of the prices of such futures contracts, as well as different and longer settlement periods. The Fund will incur certain costs as a result of its use of derivatives. The Fund’s use of commodity-linked derivatives may also have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund is required to post margin in respect to its holdings in derivatives.

Counterparty Risk: A counterparty may be unwilling or unable to meet its contractual obligations. If the counterparty or its affiliate becomes insolvent, bankrupt or defaults ion its payment obligations to the Fund, the value of an investment held by the Fund may decline. The Fund may also not be able to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral if such remedies are stayed or eliminated under special resolutions adopted in the United States or other jurisdictions.

In addition, the Fund may enter into swap agreements with a limited number of counterparties, which may increase the Fund’s exposure to counterparty credit risk. Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund not to be able to achieve its investment objective or to change its investment objective.

Energy Sector Risk: The performance of energy-related commodities, including petroleum, is generally cyclical and highly dependent on energy prices. The market value of energy-related commodities may decline for many reasons, including, among others: changes in energy prices, exploration and production spending, and energy supply and demand; global political changes; terrorism, natural disasters and other catastrophes; changes in exchange rates; and government regulations, taxation policies, and energy conservation efforts. The energy sector has recently experienced increased volatility. In particular, significant market volatility in the crude oil markets as well as the oil futures markets resulted in the market price of the front month WTI crude oil futures contract falling below zero for a period of time.

Interest Rate Risk: As interest rates rise, the values of fixed income securities held by the Fund are likely to decrease and reduce the value of the Fund’s portfolio. Rising interest rates may lead to increased redemptions, increased volatility and decreased liquidity in the fixed income markets, making it more difficult for the Fund to sell its fixed income securities when the Subadviser may wish to sell or must sell to meet redemptions. During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also may be low or the Fund may be unable to maintain positive returns or minimize the volatility of the Fund’s net asset value per share. The risks associated with changing interest rates may have unpredictable effects on the markets and the Fund’s investments.

Investment in Other Investment Companies Risk: Investments in other investment companies (including money market funds) are subject to market and selection risk. In addition, if the Fund acquires shares of investment companies, shareholders bear both their proportionate share of expenses in the Fund and, indirectly, the expenses of the investment companies.

Market Risk: Securities markets are volatile and can decline significantly in response to adverse market, economic, political, regulatory or other developments, which may lower the value of securities or other financial instruments held by the Fund, sometimes rapidly or unpredictably. Events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.

New Fund Risk: There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. The Board of Trustees may liquidate the Fund at any time in accordance with the Declaration of Trust and governing law. As a result, the timing of the Fund’s liquidation may not be favorable.

Non-Diversification Risk: Because the Fund is non-diversified and may invest a greater percentage of its assets in securities of a single issuer, and/or invest in a relatively small number of issuers, it is more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio.

Precious Metals Investment Risk: Prices of precious metals, including gold and silver, and of precious metal-related financial instruments historically have been very volatile and may fluctuate sharply over short periods of time. The high volatility of precious metals prices may adversely affect the prices of financial instruments that derive their value from the price of underlying precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.

Subsidiary Risk: By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The derivatives and other investments held by the Subsidiary generally are similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary is not registered under the Investment Company Act of 1940 (the “Investment Company Act”), and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the Investment Company Act. In addition, changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Statement of Additional Information and could adversely affect the Fund.

Tax Risk: The ability of the Fund to gain commodity exposure as contemplated may be adversely affected by future legislation, regulatory developments, interpretive guidance or other actions by the Internal Revenue Service (“IRS”) or the Treasury Department

U.S. Treasury Obligations Risk: U.S. Treasury obligations may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s exposure to U.S. Treasury obligations to decline.

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Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

Performance

Because the Fund is newly organized and does not yet have a complete calendar year of performance history, the bar chart and total return tables are not provided. To obtain performance information, please visit the Fund’s website at harborcapital.com or call 800-422-1050.

Portfolio Management

Investment Adviser

Harbor Capital Advisors, Inc. (“Harbor Capital”)

Subadviser

Quantix Commodities LP (“Quantix”) has subadvised the Fund since 2022.

Portfolio Manager

The portfolio manager is primarily responsible for the day-to-day investment decision making for the Fund.

Matthew Schwab Quantix Commodities LP

Mr. Schwab is a Portfolio Manager at Quantix and has served as a portfolio manager for the Fund since February 2022.

Buying and Selling Fund Shares

Individual Fund shares may only be bought and sold in the secondary market through a broker or dealer at a market price. Shares of the Fund are listed and traded on an exchange at market price throughout the day rather than at NAV and may trade at a price greater than the Fund’s NAV (premium) or less than the Fund’s NAV (discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling Fund shares in the secondary market (the “bid-ask spread”). Recent information, including information regarding the Fund’s NAV, market price, premiums and discounts, and bid-ask spread, is available at harborcapital.com.

Tax Information

Distributions you receive from the Fund are subject to federal income tax and may also be subject to state and local taxes. These distributions will generally be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred retirement account, such as a 401(k) plan or individual retirement account. Investments in tax-deferred accounts may be subject to tax when they are withdrawn.

Payments to Broker-Dealers and Other Financial Intermediaries

The Fund and/or its related companies may pay intermediaries, which may include banks, broker-dealers, or financial professionals, for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales representative to recommend the Fund over another investment. Ask your sales representative or visit your financial intermediary’s website for more information.

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Additional Information about the Fund’s Investments

Investment Objective	Harbor ETF Trust’s Board of Trustees (the “Board of Trustees”) may change the Fund’s investment objective without shareholder approval.

Indexing and Index Description

INDEXING

Indexing is an investment strategy for tracking the performance of a specified index. An index is a group of securities or other financial instruments that represents and measures the performance of a particular market. Indexes can represent entire markets or market segments. Investors cannot invest directly in an index. Index funds hold securities or other financial instruments that are representative of an entire index, so that the performance rises and falls alongside that index.

The index provider is responsible for determining the composition of the index, including the securities or other financial instruments held and their relative weightings. Generally, the index provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the index or its related data. The index provider may make errors from time to time, which may not be identified by the index provider for a period of time or at all. The gains, losses or costs associated with the index provider’s errors will generally be borne by the index fund and its shareholders.

An index fund seeks to hold all, or a representative sample, of the securities or other financial instruments that comprise or otherwise track its target index and attempt to mirror the target index’s performance, for better or worse. However, an index fund generally does not perform exactly like its target index. An index fund’s operating expenses and transaction costs will impact the performance of an index fund relative to its target index. The timing and size of cash flows, the size of the fund and other factors may also impact the ability of an index fund to match its performance to that of its target index.

THE QUANTIX INFLATION INDEX

The Quantix Inflation Index was developed by Quantix ~~to provide an~~with the objective of being a diversified inflation hedge for investors ~~through exposure to commodity futures and is comprised of commodities futures that Quantix determines to have economic significance~~using commodity futures~~, stronger ties to inflation and a reasonable cost to hold~~. The investment universe of the Index consists of ~~the~~U.S. ~~24~~dollar- ~~most liquid commodity futures~~denominated futures contracts traded on~~, as determined by Quantix~~an exchange in either~~, based on~~the United ~~historical open interest and volume measures denominated in~~States or United Kingdom on the following commodities: ~~U~~WTI~~.S. dollars and~~crude oil, ~~traded on an~~Brent crude oil, ~~exchange in~~heating oil, ~~either~~gasoil, ~~the United~~RBOB gasoline, ~~States or~~natural gas, ~~United~~corn, ~~Kingdom~~wheat, KC wheat, soybeans, soymeal, soybean oil, cocoa, cotton, coffee, sugar, live cattle, lean hogs, copper, aluminum, nickel, zinc, gold and silver. This selection of commodities is fixed as of the date of this Prospectus, but is subject to periodic review by Quantix. Under normal conditions, the Index maintains exposure to at least 15 commodities from its eligible universe.

~~To construct the Index~~Commodity futures in the eligible~~, the following steps are taken with respect to each of the commodities in the Index~~universe are selected for the Index and weighted based on Quantix’s ~~investment universe~~quantitative methodology, which involves five steps:

•   Step 1: Quantix calculates the economic significance of each ~~commodity in order~~eligible commodity futures contract (i.e.,~~to understand~~ the weight of each such commodity futures contract relative to the size of the eligible universe). The economic significance is calculated using a rolling average of the open interest of each commodity~~’s (importance~~i.e., open positions in futures contracts on the commodity)~~to the real economy~~ relative to the sum of the open interest of the eligible universe.

•   Step 2: Quantix ~~derives~~calculates a “~~Quality Score~~quality score” for each eligible commodity futures contract based on (i)~~inflation~~ the sensitivity of the futures contract to inflation and (ii) the cost of holding a rolling futures position in the contract.~~sensitivity~~ Inflation sensitivity of a commodity futures contract is calculated based on pass-through cost (i.e., how much of a change in the commodity futures contract price is passed through to the actual commodity or to a commodity product created from the commodity) and ~~roll yield return using its proprietary scoring framework~~certain metrics involving correlation of the commodity futures contract to the U.S. Consumer Price Index. The ~~roll yield return takes into account the cost of rolling~~quality score is negative for commodity futures contracts ~~(closing out a position in an expiring~~ that have a relatively lower inflation sensitivity and/~~futures contract and establishing an equivalent position in a replacement futures contractor~~ roll return and positive for commodity futures contracts that have a relatively higher inflation~~) for each~~sensitivity and/ ~~commodity~~or roll return.

•   ~~The Quality~~Step 3: ~~Score of each commodity determines a~~The weights of eligible commodity futures ~~“weight adjustment factor~~contracts determined based~~” for that commodity~~on their economic~~, which is designed to increase the weights of~~ significance are then adjusted based on their quality scores.~~the commodities most aligned with the Index~~ A relatively low quality score results in a weight lower than the economic significance weight and a relatively high quality score results in a weight higher than the economic~~’s objectives~~ significance weight.

•   Step 4: Quantix ~~then~~ applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index in an effort to provide broad-based commodities exposure and retain liquidity.

• ~~The weightingStep 5~~: ~~for Gold is determined by Quantix using its proprietary Quantix~~Quantix utilizes

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Additional Information about the Fund’s Investments

its proprietary “Scarcity Debasement Indicator” (“SDI”) to determine whether the weight of gold-linked futures contracts should be adjusted based on the market environment. The SDI seeks to identify environments when the source of inflation is more likely to be debasement, or lowering of the value of the currency, as opposed to commodity scarcity relative to demand. If the SDI signals an environment where inflation is more likely a result of commodity scarcity, the weight of gold-linked futures contracts is as determined by steps 1 through 4. If the SDI signals an environment where inflation is more likely a result of currency debasement, the weight of gold- linked futures contracts is increased in accordance with the strength of the indicator, subject to a specified maximum.

The Index includes provisions for the replacement of futures contracts as they approach maturity based on a predetermined schedule.

Under normal circumstances, the Index is reconstituted and reweighted quarterly. Quantix may carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion subject to its internal guidelines.

Quantix has licensed the Index to the Adviser. The Fund is entitled to use the Index pursuant to a sub-licensing arrangement with the Adviser at no charge to the Fund. Quantix makes no representation or warranty, express or implied, to the owners of Shares of the Fund or any member of the public regarding the advisability of investing in securities or other financial instruments generally or in the Shares of the Fund particularly or the ability of the Index to track the performance of its respective securities market. Quantix has no obligation to take the needs of the Adviser or the owners of Shares of the Fund into consideration in determining or composing the Index. Quantix is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Shares of the Fund to be issued or in the determination or calculation of the equation by which the Shares of the Fund are to be converted into cash.

Quantix has entered into an agreement with Solactive AG (“Solactive”) to calculate, publish and distribute the Index. The Fund is not sponsored, promoted, sold or supported in any other manner by Solactive nor does Solactive offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or its trademark or price at any time or in any other respect. Solactive uses its best efforts to ensure that the Index is calculated correctly. Solactive has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund. Neither publication of the Index by Solactive constitutes a recommendation by Solactive to invest capital in the Fund nor does it in any way represent an assurance or opinion of Solactive with regard to any investment in the Fund. Solactive is not affiliated with Quantix or the Adviser. Harbor Capital does not provide any warranty or guarantee against errors made by Quantix in constructing the Index or Solactive in calculating the Index. Information regarding the Index is available at http://www.solactive.com.

The Fund reserves the right to substitute a different index for the Index if the Index is discontinued, if the Adviser’s agreement with the Index Provider is terminated, or for any other reason determined in good faith by the Board of Trustees.

Principal Investments	The Fund’s principal investment strategies are described in the Fund Summary section.

The main risks associated with investing in the Fund are summarized in the Fund Summary section at the front of this Prospectus.

For additional risk factors that are not discussed in this Prospectus because they are not considered main risk factors, see Harbor ETF Trust’s Statement of Additional Information.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. A Fund’s shares will go up and down in price, meaning that you could lose money by investing in the Fund. Many factors influence a fund’s performance and the Fund’s investment strategy may not produce the intended results.

More detailed descriptions of certain of the main risks and additional risks of the Fund are described below.

DERIVATIVE INSTRUMENTS

Harbor All-Weather Inflation Focus ETF seeks to gain exposure to the commodity markets primarily through investments in excess return swaps. Excess return swaps are derivative contracts between two parties who exchange the excess return from a financial asset between them. One party (the Fund or the Subsidiary) makes payments based on a set rate. The counterparty makes payments based on the ~~total~~ return of an underlying asset, in this case the basket of futures designed to track the Index.

7

Additional Information about the Fund’s Investments

These swaps expose the Fund economically to movements in commodity prices. The Fund benefits from any increase in the value of the Index, but is liable to the counterparty in the event that the value of the Index declines. The Fund’s investments in swaps are leveraged, which means that the Fund receives the return on the Index at less cost than purchasing the underlying securities or other financial instruments of the Index. This has the effect of increasing the volatility of each swap’s value relative to changes in the Index. The use of excess return swaps exposes the Fund to counterparty risk (the risk that the other party in the swap contract may default on its contractual obligations).

The Fund may invest in commodity futures contracts or other commodity-linked derivatives if it at any time it is impractical or inefficient to gain full or partial exposure to a commodity through the use of excess return swaps, including on a different commodity (including commodities not included in the Index) that the Subadviser reasonably believes will help the Fund achieve its investment objective.

Even a small investment in certain types of derivatives can have a bit impact on the Fund’s portfolio. Therefore, using derivatives can disproportionately increase the Fund’s portfolio losses and reduce opportunities for gains when commodity prices or interest rates are changing. Derivatives can also make the Fund’s portfolio less liquid and harder to value, especially in declining markets. In addition, government legislation or regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

NON-DIVERSIFICATION RISK

The Fund is classified as non-diversified, meaning that it may invest a greater percentage of its assets in securities of a single issuer, and/or invest in relatively small number of issuers. As a result, the Fund may be more susceptible to the risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio. Some of these issuers may also present substantial credit or other risks.

OPERATIONAL RISKS

An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, inadequate or failed processes, failure in systems and technology, cybersecurity breaches, changes in personnel and errors caused by third-party service providers. These errors or failures as well as other technological issues may adversely affect the Fund’s ability to calculate its net asset value in a timely manner, including over a potentially extended period, or may otherwise adversely affect the Fund and its shareholders. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could causes losses to the Fund. In addition, similar incidents affecting issuers of securities or other financial instruments held by the Fund may negatively impact Fund performance.

Investments in the Wholly Owned Subsidiary	Investments in the Subsidiary are expected to provide Harbor All-Weather Inflation Focus ETF with exposure to the commodity markets within the limitations of Subchapter M of the Internal Revenue Code (the “Code”), as discussed under “Dividends, Distributions and Taxes — A Note on Harbor All-Weather Inflation Focus ETF.”

The Subsidiary invests primarily in commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures. Although Harbor All-Weather Inflation Focus ETF may enter into these commodity-linked derivative instruments directly, subject to certain limitations, the Fund likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiary. The Subsidiary also invests in U.S. Treasury securities, which are intended to serve as margin or collateral for the Subsidiary’s derivatives positions. Harbor All-Weather Inflation Focus ETF invests in the Subsidiary and is subject to the risks associated with those derivative instruments and other securities, which are discussed elsewhere in this Prospectus, as if the Fund were investing in those derivative instruments and other securities directly rather than through the Subsidiary.

The Subsidiary is not registered under the Investment Company Act and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections of the Investment Company Act. However, the Subsidiary has adopted the same investment objective and substantially the same investment policies and restrictions as the Fund, except that the Subsidiary may invest without limit in commodity-linked derivative instruments. ~~In addition~~The ~~, the~~ Fund wholly owns and controls the Subsidiary, and both the Fund and the Subsidiary have the same investment adviser and Subadviser. In addition, the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage on an aggregate basis with the Subsidiary.

Because the Subsidiary is organized under the laws of the Cayman Islands, the Subsidiary is subject to the risk that changes in those laws could adversely affect the Subsidiary’s ability to operate in the manner described in this Prospectus and Statement of Additional Information which, in turn, would adversely affect Harbor All-Weather Inflation Focus ETF. Similarly, changes in the laws of the United States, including tax laws, could restrict Harbor All-Weather Inflation Focus ETF’s ability to invest in the Subsidiary in such a manner and to such a degree that the Fund would no longer be able to gain sufficient exposure to the commodities market to implement its investment strategy.

8

Additional Information about the Fund’s Investments

Non-Principal Investments	In addition to the investment strategies described in this Prospectus, the Fund may also make other types of investments, and, therefore, may be subject to other risks. For additional information about the Fund, its investments and related risks, please see the Funds’ Statement of Additional Information.

Exchange-Traded Fund Structure	Shares can be purchased and redeemed directly from the Fund at NAV only by authorized participants in large increments (Creation Units). A Fund’s shares are listed on an exchange and can be bought and sold in the secondary market at market prices. The market price of the Fund’s shares, like other exchange-traded securities, may include a “bid-ask spread” (the difference between the price at which investors are willing to buy shares and the price at which investors are willing to sell shares). A Fund’s market price per share will generally fluctuate with changes in the market value of the Fund’s portfolio holdings and as a result of the supply and demand for shares of the Fund on the listing exchange.

There is no guarantee that the Fund will be able to attract market makers and authorized participants. Market makers and authorized participants are not obligated to make a market in the Fund’s shares or to engage in purchase or redemption transactions. Decisions by market makers or authorized participants to reduce their role with respect to market making or creation and redemption activities during times of market stress, or a decline in the number of authorized participants due to decisions to exit the business, bankruptcy, or other factors, could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund’s portfolio holdings and the market price of Fund shares. To the extent no other authorized participants are able to step forward to create or redeem, shares may trade at a discount to NAV and possibly face delisting. The authorized participant concentration risk may be heightened during market disruptions or periods of market volatility and in scenarios where authorized participants have limited or diminished access to the capital required to post collateral.

Investors may sustain losses if they pay more than the Fund’s NAV per share when purchasing shares or receive less than the Fund’s NAV per share when selling shares in the secondary market. In addition, trading of shares of the Fund in the secondary market may be halted, for example, due to activation of marketwide “circuit breakers.” If trading halts or an unanticipated early closing of the listing exchange occurs, an investor may be unable to purchase or sell shares of the Fund. Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore also subject to the risk of increased volatility and price decreases associated with being sold short. There are various methods by which investors can purchase and sell shares and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the Fund.

Certain accounts or Adviser affiliates, including other funds advised by the Adviser or third parties, may from time to time own (beneficially or of record) or control a substantial amount of the Fund’s shares, including through seed capital arrangements. Such shareholders may at times be considered to control the Fund. Dispositions of a large number of shares of the Fund by these shareholders may adversely affect the Fund’s liquidity and net assets to the extent such transactions are executed directly with the Fund in the form of redemptions through an authorized participant, rather than executed in the secondary market. These redemptions may also force the Fund to sell securities or other financial instruments, which may increase the Fund’s brokerage costs. To the extent these large shareholders transact in shares of the Fund on the secondary market, such transactions may account for a large percentage of the trading volume on the listing exchange and may, therefore, have a material effect (upward or downward), on the market price of the Fund’s shares.

Portfolio Turnover	The Fund does not expect to engage in frequent trading to achieve its principal investment strategy. Active and frequent trading in a Fund’s portfolio may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholders’ tax liability. Frequent trading also increases transaction costs, which could detract from the Fund’s performance. A portfolio turnover rate greater than 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the previous one-year period.

Portfolio Holdings Disclosure Policy

A full list of Fund holdings will be provided on harborcapital.com on each business day prior to the opening of regular trading on the listing exchange.

Additional information about Harbor ETF Trust’s portfolio holdings disclosure policy is available in the Statement of Additional Information.

9

Prospectus

Harbor ETF Trust

February 8, 2022

Fund	Exchange	Ticker
Harbor All-Weather Inflation Focus ETF	NYSE Arca, Inc.	HGER

The Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) have not approved the Fund’s shares as an investment or determined whether this Prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

No financial highlights exist for Harbor All-Weather Inflation Focus ETF, which had not commenced operations as of the date of this Prospectus.

Investment Objective

The Fund seeks to provide investment results that correspond, before fees and expenses, to the performance of the Quantix Inflation Index (the “Index”).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.68%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.68%

1

Pursuant to the Investment Advisory Agreement, the Adviser pays all of the operating expenses of the Fund (inclusive of any expenses of a wholly owned subsidiary of the Fund), except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

2	“Other Expenses” are estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One Year	Three Years
$69	$218

PortfolioTurnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other financial instruments (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares of the Fund are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Expense Example, do affect the Fund’s performance. The Fund had not commenced operations as of the date of this Prospectus and no portfolio turnover rate existed at the time of this publication.

Principal Investment Strategy

The Fund seeks to provide investment results that correspond, before fees and expenses, to the performance of the Index, which was developed by Quantix Commodities LP (“Quantix” or the “Subadviser”), the Fund’s subadviser. The Index is composed of futures contracts on physical commodities and is constructed using Quantix’s proprietary quantitative methodology, which considers a commodity’s relative inflation sensitivity and the relative cost of holding a “rolling” futures position in the commodity (as described below).

Under normal market conditions, the Index contains at least 15 U.S. dollar-denominated commodity futures traded on exchanges in the United States and United Kingdom. A commodity futures contract is a legal agreement to buy or sell a particular commodity (for example, metals, oil or agricultural products) at a predetermined price at a specified time in the future. As of the date of this Prospectus, the following commodity futures are considered for inclusion in the Index: WTI crude oil, Brent crude oil, heating oil, gasoil, RBOB gasoline, natural gas, corn, wheat, KC wheat, soybeans, soymeal, soybean oil, cocoa, cotton, coffee, sugar, live cattle, lean hogs, copper, aluminum, nickel, zinc, gold and silver.

Commodity futures in the eligible universe are selected for the Index and weighted based on Quantix’s quantitative methodology, which involves five steps:

Step 1: Quantix calculates the economic significance of each eligible commodity futures contract (i.e., the weight of each such commodity futures contract relative to the size of the eligible universe).

Step 2: Quantix calculates a “quality score” for each eligible commodity futures contract based on (i) the sensitivity of the futures contract to inflation and (ii) the cost of holding a rolling futures position in the contract. “Rolling” means selling a futures contract as it nears its expiration date and replacing it with a new futures contract that has a later expiration date. If the price for the new futures contract is lower than the price of the expiring contract, then the market for the commodity is said to be in “backwardation.” In these markets, roll returns are positive. The term “contango” is used to describe a market in which the price for a new futures contract is higher than the price of the expiring contract. In these markets, roll returns are negative. The quality score is negative for commodity futures contracts that have a relatively lower inflation sensitivity and/or roll return and positive for commodity futures contracts that have a relatively higher inflation sensitivity and/or roll return.

Step 3: The weights of eligible commodity futures contracts determined based on their economic significance are then adjusted based on their quality scores. A relatively low quality score results in a weight lower than the economic significance weight and a relatively high quality score results in a weight higher than the economic significance weight.

Step 4: Quantix applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index.

Step 5: Quantix utilizes its proprietary “Scarcity Debasement Indicator” (“SDI”) to determine whether the weight of gold-linked futures contracts should be adjusted based on the market environment. If the SDI signals an environment where inflation is more likely a result of a general shortage of commodities relative to demand, the weight of gold-linked futures contracts is as determined by steps 1 through 4. If the SDI signals an environment where inflation is more likely a result of currency debasement (i.e., a weakening currency), the weight of gold-linked futures contracts is increased in accordance with the strength of the indicator.

Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

The Index is calculated on a “total return” basis, meaning that the returns of the futures contracts included in the Index are combined with the returns on cash collateral invested in 13-week U.S. Treasury Bills. Under normal circumstances, the Index is reconstituted quarterly. The Index has been licensed to the Adviser by Quantix and is calculated, published and distributed by Solactive AG (“Solactive”).

The Fund seeks to achieve its investment objective primarily by investing, through its Subsidiary (as defined below), in one or more excess return swaps on the Index. Excess return swaps are derivative contracts between two parties who exchange the return from a financial asset between them. The Fund will make payments to a swap dealer counterparty based on a set rate in exchange for payments based on the returns of the futures contracts comprising the Index. If the returns on those securities are positive, the counterparty will pay the Fund; in the event that the returns are negative, the Fund will make payments to the counterparty. The swaps may be terminated by the Subadviser at any time. The Fund also holds U.S. Treasury securities and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives (thereby providing a “total return” investment in the underlying commodity futures contracts).

The Fund may invest in commodity futures contracts if it at any time it is impractical or inefficient to gain full or partial exposure to a commodity through the use of excess return swaps, including on a different commodity (including commodities not included in the Index) that the Subadviser believes will help the Fund achieve its investment objective.

To the extent that a significant portion of the Index consists of a particular sector or commodity, the Fund may have significant exposure to that sector or commodity. As of the date of this Prospectus, a significant portion of the Index consists of, and therefore the Fund has significant exposure to, the petroleum and precious metals sectors.

The Fund will invest up to 25% of its total assets, as determined at the end of each fiscal quarter, in a wholly owned and controlled subsidiary (the “Subsidiary”) organized under the laws of the Cayman Islands. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity returns within the limits of the federal tax laws, which limit the ability of investment companies such as the Fund to invest directly in such instruments. The Subsidiary has the same investment objective and will follow the same general investment policies and restrictions as the Fund. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivative instruments. Except as noted, references to the Fund’s investment strategies and risks include those of its Subsidiary. The Subsidiary is advised by Harbor Capital Advisors, Inc. (“Harbor Capital” or the “Adviser”) and subadvised by the Subadviser.

The Fund is classified as non-diversified, which means the Fund may invest in the securities of a smaller number of issuers than a diversified fund.

Principal Risks

Investors considering an investment in the Fund should be prepared to accept significant volatility in the Fund’s performance, particularly over shorter time periods. The Fund is not intended to serve as a core holding in an investor’s portfolio but instead should represent only a small portion of an investor’s overall diversified portfolio.

Investors considering an investment in this Fund should be sure they carefully read and understand the investment strategies employed and the heightened risks associated with those strategies.

There is no guarantee that the investment objective of the Fund will be achieved. Commodities and commodity-linked derivative instruments can be significantly more volatile than other securities, such as stocks or bonds. Similarly, the Index can be significantly more volatile than broad market equity and fixed income indices. The value of your investment in the Fund may go down, which means that you could lose money on your investment in the Fund or the Fund may not perform as well as other possible investments. Principal risks impacting the Fund (in alphabetical order after the first eight include:

Commodity Risk: The Fund has exposure to commodities through its and/or the Subsidiary’s investments in commodity-linked derivative instruments. Commodity prices are generally affected by, among other factors, the cost of producing, transporting and storing commodities, changes in consumer or commercial demand for commodities, the hedging and trading strategies of producers and consumers of commodities, speculative trading in commodities by commodity pools and other market participants, disruptions in commodity supply, weather, political and other global events, global economic factors and government intervention in or regulation of the commodity or commodity futures markets. The Fund may concentrate its assets in a particular sector of the commodities market (such as oil, metal or agricultural products). As a result, the Fund may be more susceptible to risks associated with those sectors.

Excess Return Swaps Risk: Excess return swaps could result in losses if the underlying asset or reference does not perform as anticipated. Excess return swaps can have the potential for unlimited losses. They are also subject to counterparty risk. If the counterparty fails to meet its obligations, the Fund may lose money.

Index Construction Risk: Quantix selects a limited number of commodity futures contracts for the Index based on its proprietary methodology. The theories upon which Quantix bases the Index and/or the methodology used in constructing the Index may be inaccurate. The Fund may outperform or underperform other funds that invest in similar asset classes but employ different investment styles. Quantix’s assessment of a commodity and/or futures contract may differ from that of another investor or investment manager. Errors in the construction or calculation of the Index may occur from time to time and any such errors may not be immediately identified and corrected by Quantix or Solactive, respectively, which may have an adverse impact on the Fund and its shareholders. There is no guarantee that the construction methodology will accurately provide the intended exposure.

Sector Risk: To the extent that the Fund has significant exposure to a particular sector or commodity, the Fund will be subject to the risk that economic, political or other conditions that have a negative effect on that sector or commodity will negatively impact the Fund to a greater extent than if the Fund’s assets were invested in a wider variety of sectors or commodities.

Index Tracking Risk: The Fund is not expected to track the performance of the Index at all times with perfect accuracy. The Fund’s return may not track the performance of the Index for a number of reasons. For example, tracking error may occur because of differences between the securities and other financial instruments held in the Fund’s portfolio and those included in the Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s NAV), transaction costs incurred by the Fund, or the Fund’s holding of uninvested cash,

Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

differences in timing of the accrual of or the valuation of dividends or interest. Any transaction costs and market exposure arising from rebalancing the Fund’s portfolio to reflect changes in the composition of the Index will be borne directly by the Fund and its shareholders. The Fund may not be able to invest in certain securities due to legal restrictions, potential adverse tax consequences or other regulatory reasons. The risk that the Fund may not track the performance of the Index may be magnified during times of heightened market volatility or other unusual market conditions. Index ETFs that track indices with significant weight in futures contracts issuers may experience higher index tracking risk than other ETFs that do not track such indices.

Index Strategy Risk: The Fund is managed to seek to track, before fees and expenses, the performance of the Index. As a result, the Adviser will not use techniques or defensive strategies designed to lessen the effects of market volatility or to reduce the impact of periods of market decline. Thus, based on market and economic conditions, the Fund’s performance could be lower than funds that actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline or a decline in the value of one or more securities or other financial instruments.

Authorized Participant Concentration/Trading Risk: Only authorized participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs and such APs have no obligation to submit creation or redemption orders. Consequently, there is no assurance that APs will establish or maintain an active trading market for the shares. This risk may be heightened to the extent that securities or other financial instruments held by the Fund are traded outside a collateralized settlement system. In that case, APs may be required to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), which only a limited number of APs may be able to do. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units (as defined below), this may result in a significantly diminished trading market for shares, and shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and to face trading halts and/or delisting. This risk may be heightened during periods of volatility or market disruptions.

Premium/Discount Risk: The market price of the Fund’s shares will generally fluctuate in accordance with changes in the Fund’s net asset value as well as the relative supply of and demand for shares on the Exchange. The Adviser cannot predict whether shares will trade below, at or above their net asset value because the shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. This may result in the Fund’s shares trading significantly above (premium) or below (discount) the Fund’s net asset value, which will be reflected in the intraday bid/ask spreads and/or the closing price of shares as compared to net asst value. However, given that shares can only be purchased and redeemed in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Adviser believes that large discounts or premiums to the net asset value of shares should not be sustained. During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.

Cash Transactions Risk: The Fund will effect some or all of its creations and redemptions for cash rather than in-kind. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects all of its creations and redemptions in-kind. Because the Fund may effect redemptions for cash, it may be required to sell portfolio securities or other financial instruments in order to obtain the cash needed to distribute redemption proceeds. A sale of portfolio securities or other financial instruments may result in capital gains or losses and may also result in higher brokerage costs.

Commodity-Linked Derivatives Risk: The Fund’s investments in commodity-linked derivative instruments (either directly or through the Subsidiary) and the tracking of an Index comprised of commodity futures may subject the Fund to significantly greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by prevailing spot prices for the underlying commodity, supply and demand, market activity, liquidity, economic, financial, political regulatory, geographical, biological or judicial events, and the general interest rate environment. Commodity-linked derivatives are subject to the risk that the counterparty to the transaction, the exchange or trading facility on which they trade, or the applicable clearing house may default or otherwise fail to perform. If all or a significant portion of the futures contracts reflected in the Index were to reach a negative price, you could lose your entire investment. Each trading facility on which the derivatives are traded has the right to suspend or limit trading in the instruments that it lists. Certain of the futures contracts in which the Fund may invest trade on non-U.S. exchanges that impose different requirements than U.S. exchanges. These futures contracts may be subject to additional risks, including greater price volatility, temporary price aberrations and the potential imposition of limits that constrain appreciation or cause depreciation of the prices of such futures contracts, as well as different and longer settlement periods. The Fund will incur certain costs as a result of its use of derivatives. The Fund’s use of commodity-linked derivatives may also have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund is required to post margin in respect to its holdings in derivatives.

Counterparty Risk: A counterparty may be unwilling or unable to meet its contractual obligations. If the counterparty or its affiliate becomes insolvent, bankrupt or defaults ion its payment obligations to the Fund, the value of an investment held by the Fund may decline. The Fund may also not be able to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral if such remedies are stayed or eliminated under special resolutions adopted in the United States or other jurisdictions.

In addition, the Fund may enter into swap agreements with a limited number of counterparties, which may increase the Fund’s exposure to counterparty credit risk. Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund not to be able to achieve its investment objective or to change its investment objective.

Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

Energy Sector Risk: The performance of energy-related commodities, including petroleum, is generally cyclical and highly dependent on energy prices. The market value of energy-related commodities may decline for many reasons, including, among others: changes in energy prices, exploration and production spending, and energy supply and demand; global political changes; terrorism, natural disasters and other catastrophes; changes in exchange rates; and government regulations, taxation policies, and energy conservation efforts. The energy sector has recently experienced increased volatility. In particular, significant market volatility in the crude oil markets as well as the oil futures markets resulted in the market price of the front month WTI crude oil futures contract falling below zero for a period of time.

Interest Rate Risk: As interest rates rise, the values of fixed income securities held by the Fund are likely to decrease and reduce the value of the Fund’s portfolio. Rising interest rates may lead to increased redemptions, increased volatility and decreased liquidity in the fixed income markets, making it more difficult for the Fund to sell its fixed income securities when the Subadviser may wish to sell or must sell to meet redemptions. During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also may be low or the Fund may be unable to maintain positive returns or minimize the volatility of the Fund’s net asset value per share. The risks associated with changing interest rates may have unpredictable effects on the markets and the Fund’s investments.

Investment in Other Investment Companies Risk: Investments in other investment companies (including money market funds) are subject to market and selection risk. In addition, if the Fund acquires shares of investment companies, shareholders bear both their proportionate share of expenses in the Fund and, indirectly, the expenses of the investment companies.

Market Risk: Securities markets are volatile and can decline significantly in response to adverse market, economic, political, regulatory or other developments, which may lower the value of securities or other financial instruments held by the Fund, sometimes rapidly or unpredictably. Events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.

New Fund Risk: There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. The Board of Trustees may liquidate the Fund at any time in accordance with the Declaration of Trust and governing law. As a result, the timing of the Fund’s liquidation may not be favorable.

Non-Diversification Risk: Because the Fund is non-diversified and may invest a greater percentage of its assets in securities of a single issuer, and/or invest in a relatively small number of issuers, it is more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio.

Precious Metals Investment Risk: Prices of precious metals, including gold and silver, and of precious metal-related financial instruments historically have been very volatile and may fluctuate sharply over short periods of time. The high volatility of precious metals prices may adversely affect the prices of financial instruments that derive their value from the price of underlying precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.

Subsidiary Risk: By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The derivatives and other investments held by the

Subsidiary generally are similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary is not registered under the Investment Company Act of 1940 (the “Investment Company Act”), and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the Investment Company Act. In addition, changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Statement of Additional Information and could adversely affect the Fund.

Tax Risk: The ability of the Fund to gain commodity exposure as contemplated may be adversely affected by future legislation, regulatory developments, interpretive guidance or other actions by the Internal Revenue Service (“IRS”) or the Treasury Department

U.S. Treasury Obligations Risk: U.S. Treasury obligations may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s exposure to U.S. Treasury obligations to decline.

Performance

Because the Fund is newly organized and does not yet have a complete calendar year of performance history, the bar chart and total return tables are not provided. To obtain performance information, please visit the Fund’s website at harborcapital.com or call 800-422-1050.

Portfolio Management

Investment Adviser

Harbor Capital Advisors, Inc. (“Harbor Capital”)

Subadviser

Quantix Commodities LP (“Quantix”) has subadvised the Fund since 2022.

Portfolio Manager

The portfolio manager is primarily responsible for the day-to-day investment decision making for the Fund.

Matthew Schwab Quantix Commodities LP

Mr. Schwab is a Portfolio Manager at Quantix and has served as a portfolio manager for the Fund since February 2022.

Fund Summary

HARBOR ALL-WEATHER INFLATION FOCUS ETF

Buying and Selling Fund Shares

Individual Fund shares may only be bought and sold in the secondary market through a broker or dealer at a market price. Shares of the Fund are listed and traded on an exchange at market price throughout the day rather than at NAV and may trade at a price greater than the Fund’s NAV (premium) or less than the Fund’s NAV (discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling Fund shares in the secondary market (the “bid-ask spread”). Recent information, including information regarding the Fund’s NAV, market price, premiums and discounts, and bid-ask spread, is available at harborcapital.com.

Tax Information

Distributions you receive from the Fund are subject to federal income tax and may also be subject to state and local taxes. These distributions will generally be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred retirement account, such as a 401(k) plan or individual retirement account. Investments in tax-deferred accounts may be subject to tax when they are withdrawn.

Payments to Broker-Dealers and Other Financial Intermediaries

The Fund and/or its related companies may pay intermediaries, which may include banks, broker-dealers, or financial professionals, for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales representative to recommend the Fund over another investment. Ask your sales representative or visit your financial intermediary’s website for more information.

Additional Information about the Fund’s Investments

Investment Objective	Harbor ETF Trust’s Board of Trustees (the “Board of Trustees”) may change the Fund’s investment objective without shareholder approval.

Indexing and Index Description

INDEXING

Indexing is an investment strategy for tracking the performance of a specified index. An index is a group of securities or other financial instruments that represents and measures the performance of a particular market. Indexes can represent entire markets or market segments. Investors cannot invest directly in an index. Index funds hold securities or other financial instruments that are representative of an entire index, so that the performance rises and falls alongside that index.

The index provider is responsible for determining the composition of the index, including the securities or other financial instruments held and their relative weightings. Generally, the index provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the index or its related data. The index provider may make errors from time to time, which may not be identified by the index provider for a period of time or at all. The gains, losses or costs associated with the index provider’s errors will generally be borne by the index fund and its shareholders.

An index fund seeks to hold all, or a representative sample, of the securities or other financial instruments that comprise or otherwise track its target index and attempt to mirror the target index’s performance, for better or worse. However, an index fund generally does not perform exactly like its target index. An index fund’s operating expenses and transaction costs will impact the performance of an index fund relative to its target index. The timing and size of cash flows, the size of the fund and other factors may also impact the ability of an index fund to match its performance to that of its target index.

THE QUANTIX INFLATION INDEX

The Quantix Inflation Index was developed by Quantix with the objective of being a diversified inflation hedge for investors using commodity futures. The investment universe of the Index consists of U.S. dollar-denominated futures contracts traded on an exchange in either the United States or United Kingdom on the following commodities: WTI crude oil, Brent crude oil, heating oil, gasoil, RBOB gasoline, natural gas, corn, wheat, KC wheat, soybeans, soymeal, soybean oil, cocoa, cotton, coffee, sugar, live cattle, lean hogs, copper, aluminum, nickel, zinc, gold and silver. This selection of commodities is fixed as of the date of this Prospectus, but is subject to periodic review by Quantix. Under normal conditions, the Index maintains exposure to at least 15 commodities from its eligible universe.

Commodity futures in the eligible universe are selected for the Index and weighted based on Quantix’s quantitative methodology, which involves five steps:

•  Step 1: Quantix calculates the economic significance of each eligible commodity futures contract (i.e., the weight of each such commodity futures contract relative to the size of the eligible universe). The economic significance is calculated using a rolling average of the open interest of each commodity (i.e., open positions in futures contracts on the commodity) relative to the sum of the open interest ofthe eligible universe.

•  Step 2: Quantix calculates a “quality score” for each eligible commodity futures contract based on (i) the sensitivity of the futures contract to inflation and (ii) the cost of holding a rolling futures position in the contract. Inflation sensitivity of a commodity futures contract is calculated based on pass-through cost (i.e., how much of a change in the commodity futures contract price is passed through to the actual commodity or to a commodity product created from the commodity) and certain metrics involving correlation of the commodity futures contract to the U.S. Consumer Price Index. The quality score is negative for commodity futures contracts that have a relatively lower inflation sensitivity and/or roll return and positive for commodity futures contracts that have a relatively higher inflation sensitivity and/or roll return.

•  Step 3: The weights of eligible commodity futures contracts determined based on their economic significance are then adjusted based on their quality scores. A relatively low quality score results in a weight lower than the economic significance weight and a relatively high quality score results in a weight higher than the economic significance weight.

•  Step 4: Quantix applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index in an effort to provide broad-based commodities exposure and retain liquidity.

•  Step 5: Quantix utilizes its proprietary “Scarcity Debasement Indicator” (“SDI”) to determine whether the weight of gold-linked futures contracts should be adjusted based on the market environment. The SDI seeks to identify environments when the source of inflation is more likely to be debasement, or lowering of the value of the currency, as opposed to commodity scarcity relative to demand. If the SDI signals an environment where inflation is more likely a result of commodity scarcity, the weight of gold-linked futures contracts is as determined by steps 1 through 4. If the SDI signals an environment where inflation is more likely a result of currency debasement, the weight of gold-linked futures contracts is increased in accordance with the strength of the indicator, subject to a specified maximum.

Additional Information about the Fund’s Investments

The Index includes provisions for the replacement of futures contracts as they approach maturity based on a predetermined schedule.

Under normal circumstances, the Index is reconstituted and reweighted quarterly. Quantix may carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion subject to its internal guidelines.

Quantix has licensed the Index to the Adviser. The Fund is entitled to use the Index pursuant to a sub-licensing arrangement with the Adviser at no charge to the Fund. Quantix makes no representation or warranty, express or implied, to the owners of Shares of the Fund or any member of the public regarding the advisability of investing in securities or other financial instruments generally or in the Shares of the Fund particularly or the ability of the Index to track the performance of its respective securities market. Quantix has no obligation to take the needs of the Adviser or the owners of Shares of the Fund into consideration in determining or composing the Index. Quantix is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Shares of the Fund to be issued or in the determination or calculation of the equation by which the Shares of the Fund are to be converted into cash.

Quantix has entered into an agreement with Solactive AG (“Solactive”) to calculate, publish and distribute the Index. The Fund is not sponsored, promoted, sold or supported in any other manner by Solactive nor does Solactive offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or its trademark or price at any time or in any other respect. Solactive uses its best efforts to ensure that the Index is calculated correctly. Solactive has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund. Neither publication of the Index by Solactive constitutes a recommendation by Solactive to invest capital in the Fund nor does it in any way represent an assurance or opinion of Solactive with regard to any investment in the Fund. Solactive is not affiliated with Quantix or the Adviser. Harbor Capital does not provide any warranty or guarantee against errors made by Quantix in constructing the Index or Solactive in calculating the Index. Information regarding the Index is available at http://www.solactive.com.

The Fund reserves the right to substitute a different index for the Index if the Index is discontinued, if the Adviser’s agreement with the Index Provider is terminated, or for any other reason determined in good faith by the Board of Trustees.
Principal Investments	The Fund’s principal investment strategies are described in the Fund Summary section.

The main risks associated with investing in the Fund are summarized in the Fund Summary section at the front of this Prospectus.

For additional risk factors that are not discussed in this Prospectus because they are not considered main risk factors, see Harbor ETF Trust’s Statement of Additional Information.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. A Fund’s shares will go up and down in price, meaning that you could lose money by investing in the Fund. Many factors influence a fund’s performance and the Fund’s investment strategy may not produce the intended results. More detailed descriptions of certain of the main risks and additional risks of the Fund are described below.

DERIVATIVE INSTRUMENTS

Harbor All-Weather Inflation Focus ETF seeks to gain exposure to the commodity markets primarily through investments in excess return swaps. Excess return swaps are derivative contracts between two parties who exchange the excess return from a financial asset between them. One party (the Fund or the Subsidiary) makes payments based on a set rate. The counterparty makes payments based on the return of an underlying asset, in this case the basket of futures designed to track the Index.

These swaps expose the Fund economically to movements in commodity prices. The Fund benefits from any increase in the value of the Index, but is liable to the counterparty in the event that the value of the Index declines. The Fund’s investments in swaps are leveraged, which means that the Fund receives the return on the Index at less cost than purchasing the underlying securities or other financial instruments of the Index. This has the effect of increasing the volatility of each swap’s value relative to changes in the Index. The use of excess return swaps exposes the Fund to counterparty risk (the risk that the other party in the swap contract may default on its contractual obligations).

The Fund may invest in commodity futures contracts or other commodity-linked derivatives if it at any time it is impractical or inefficient to gain full or partial exposure to a commodity through the use of excess return swaps, including on a different commodity (including commodities not included in the Index) that the Subadviser reasonably believes will help the Fund achieve its investment objective.

Additional Information about the Fund’s Investments

Even a small investment in certain types of derivatives can have a bit impact on the Fund’s portfolio. Therefore, using derivatives can disproportionately increase the Fund’s portfolio losses and reduce opportunities for gains when commodity prices or interest rates are changing. Derivatives can also make the Fund’s portfolio less liquid and harder to value, especially in declining markets. In addition, government legislation or regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

NON-DIVERSIFICATION RISK

The Fund is classified as non-diversified, meaning that it may invest a greater percentage of its assets in securities of a single issuer, and/or invest in relatively small number of issuers. As a result, the Fund may be more susceptible to the risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio. Some of these issuers may also present substantial credit or other risks.

OPERATIONAL RISKS

An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, inadequate or failed processes, failure in systems and technology, cybersecurity breaches, changes in personnel and errors caused by third-party service providers. These errors or failures as well as other technological issues may adversely affect the Fund’s ability to calculate its net asset value in a timely manner, including over a potentially extended period, or may otherwise adversely affect the Fund and its shareholders. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could causes losses to the Fund. In addition, similar incidents affecting issuers of securities or other financial instruments held by the Fund may negatively impact Fund performance.

Investments in the Wholly Owned Subsidiary	Investments in the Subsidiary are expected to provide Harbor All-Weather Inflation Focus ETF with exposure to the commodity markets within the limitations of Subchapter M of the Internal Revenue Code (the “Code”), as discussed under “Dividends, Distributions and Taxes — A Note on Harbor All-Weather Inflation Focus ETF.”

The Subsidiary invests primarily in commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures. Although Harbor All-Weather Inflation Focus ETF may enter into these commodity-linked derivative instruments directly, subject to certain limitations, the Fund likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiary. The Subsidiary also invests in U.S. Treasury securities, which are intended to serve as margin or collateral for the Subsidiary’s derivatives positions. Harbor All-Weather Inflation Focus ETF invests in the Subsidiary and is subject to the risks associated with those derivative instruments and other securities, which are discussed elsewhere in this Prospectus, as if the Fund were investing in those derivative instruments and other securities directly rather than through the Subsidiary.

The Subsidiary is not registered under the Investment Company Act and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections of the Investment Company Act. However, the Subsidiary has adopted the same investment objective and substantially the same investment policies and restrictions as the Fund, except that the Subsidiary may invest without limit in commodity-linked derivative instruments. The Fund wholly owns and controls the Subsidiary, and both the Fund and the Subsidiary have the same investment adviser and Subadviser. In addition, the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage on an aggregate basis with the Subsidiary.

Because the Subsidiary is organized under the laws of the Cayman Islands, the Subsidiary is subject to the risk that changes in those laws could adversely affect the Subsidiary’s ability to operate in the manner described in this Prospectus and Statement of Additional Information which, in turn, would adversely affect Harbor All-Weather Inflation Focus ETF. Similarly, changes in the laws of the United States, including tax laws, could restrict Harbor All-Weather Inflation Focus ETF’s ability to invest in the Subsidiary in such a manner and to such a degree that the Fund would no longer be able to gain sufficient exposure to the commodities market to implement its investment strategy.

Non-Principal Investments	In addition to the investment strategies described in this Prospectus, the Fund may also make other types of investments, and, therefore, may be subject to other risks. For additional information about the Fund, its investments and related risks, please see the Funds’ Statement of Additional Information.

Exchange-Traded Fund Structure	Shares can be purchased and redeemed directly from the Fund at NAV only by authorized participants in large increments (Creation Units). A Fund’s shares are listed on an exchange and can be bought and sold in the secondary market at market prices. The market price of the Fund’s shares, like other exchange-traded securities, may include a “bid-ask spread” (the difference between the price at which investors are willing to buy shares and the price at which investors are willing to sell shares). A Fund’s market price per share will generally fluctuate with changes in the market value of the Fund’s portfolio holdings and as a result of the supply and demand for shares of the Fund on the listing exchange.

Additional Information about the Fund’s Investments

There is no guarantee that the Fund will be able to attract market makers and authorized participants. Market makers and authorized participants are not obligated to make a market in the Fund’s shares or to engage in purchase or redemption transactions. Decisions by market makers or authorized participants to reduce their role with respect to market making or creation and redemption activities during times of market stress, or a decline in the number of authorized participants due to decisions to exit the business, bankruptcy, or other factors, could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund’s portfolio holdings and the market price of Fund shares. To the extent no other authorized participants are able to step forward to create or redeem, shares may trade at a discount to NAV and possibly face delisting. The authorized participant concentration risk may be heightened during market disruptions or periods of market volatility and in scenarios where authorized participants have limited or diminished access to the capital required to post collateral.

Investors may sustain losses if they pay more than the Fund’s NAV per share when purchasing shares or receive less than the Fund’s NAV per share when selling shares in the secondary market. In addition, trading of shares of the Fund in the secondary market may be halted, for example, due to activation of marketwide “circuit breakers.” If trading halts or an unanticipated early closing of the listing exchange occurs, an investor may be unable to purchase or sell shares of the Fund. Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore also subject to the risk of increased volatility and price decreases associated with being sold short. There are various methods by which investors can purchase and sell shares and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the Fund.

Certain accounts or Adviser affiliates, including other funds advised by the Adviser or third parties, may from time to time own (beneficially or of record) or control a substantial amount of the Fund’s shares, including through seed capital arrangements. Such shareholders may at times be considered to control the Fund. Dispositions of a large number of shares of the Fund by these shareholders may adversely affect the Fund’s liquidity and net assets to the extent such transactions are executed directly with the Fund in the form of redemptions through an authorized participant, rather than executed in the secondary market. These redemptions may also force the Fund to sell securities or other financial instruments, which may increase the Fund’s brokerage costs. To the extent these large shareholders transact in shares of the Fund on the secondary market, such transactions may account for a large percentage of the trading volume on the listing exchange and may, therefore, have a material effect (upward or downward), on the market price of the Fund’s shares.

Portfolio Turnover	The Fund does not expect to engage in frequent trading to achieve its principal investment strategy. Active and frequent trading in a Fund’s portfolio may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholders’ tax liability. Frequent trading also increases transaction costs, which could detract from the Fund’s performance. A portfolio turnover rate greater than 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the previous one-year period.

Portfolio Holdings Disclosure Policy

A full list of Fund holdings will be provided on harborcapital.com on each business day prior to the opening of regular trading on the listing exchange.

Additional information about Harbor ETF Trust’s portfolio holdings disclosure policy is available in the Statement of Additional Information.